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[LOGO OF HELLO DIRECT]

                                                               October 11, 2000

Dear Stockholders:

  I am pleased to inform you that Hello Direct, Inc., has entered into a merger agreement providing for the acquisition of Hello Direct by GN Great Nordic Ltd. ("Great Nordic"). In accordance with the merger agreement, Great Nordic, through an indirect, wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of Hello Direct common stock for $16.40 per share in cash.

  The tender offer is conditioned upon, among other things, a number of shares which, together with the shares beneficially owned by Great Nordic and its subsidiary, represents at least a majority of Hello Direct's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. The tender offer will be followed by a merger in which each share of Hello Direct common stock not purchased in the tender offer will be converted into the right to receive the same per share price paid in the tender offer.

  Your Board of Directors has unanimously (i) determined that each of the Offer, the Merger and the Merger Agreement described herein is fair to and in the best interests of the Company's stockholders, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) resolved to recommend that the Company's stockholders accept the offer and tender their shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached
Schedule 14D-9, including, among other things, the opinion of William Blair & Company, L.L.C., Hello Direct's financial advisor, that, as of the date of the opinion, the consideration to be received pursuant to the offer and merger is fair, from a financial point of view, to Hello Direct's stockholders. A copy of Blair's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations of the review undertaken, is attached as Annex A to the Schedule 14D-9.

  In addition to the attached Schedule 14D-9 relating to the offer, also enclosed are Great Nordic's Offer to Purchase, dated October 11, 2000, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. I urge you to read these materials carefully.

  On behalf of the Board of Directors and management of Hello Direct, I thank you for your support.

                                          Sincerely,
                                          /s/ E. Alexander Glover

                                          E. Alexander Glover
                                          President and Chief Executive
                                           Officer